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                                                                Exhibit 1.A.5(e)

                                                                   NEV-228-85

Endorsement

As of the Date of Issue, each Policy or Rider provision that contains any differences based on sex is modified to provide for males and females the same:

 .  Rates;
 .  Benefits; or
 .  Values.


New England Variable Life Insurance Company
Administrative Office:
501 Boylston Street, Boston, Massachusetts


Robert A. Shafto       H. James Wilson
/s/                    /s/
President              Secretary
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NEV-370-94

Endorsement

As of the Date of Issue of this Policy, the following changes are made:

MODIFICATION OF THE NONPAYMENT OF PREMIUMS SECTION

"CHOICE OF LAPSE OPTION

If the Policy is in a Standard Policy Class (see Section 1) and is not issued in connection with a pension plan, the use of the Fixed Extended Term Insurance Option at lapse will be automatic unless you choose the Fixed Paid-Up Insurance Option or the Company consents to your choice of the Variable Paid-Up Insurance Option. You can make or change your choice at any time in writing, but not later than 60 days after the due date of the premium in default. Unless Variable Paid-Up Insurance applies:

 . If the Net Cash Value less the amount of each partial surrender and partial withdrawal made during the grace period of the premium in default will provide an amount of Fixed Paid-Up Insurance equal to or greater than the amount of Fixed Extended Term Insurance, the Fixed Paid-Up Insurance Option will be used; and

 . If the Insured dies within 60 days after the due date of the premium in default, the Fixed Option which will provide the greater death benefit will be used.

If the Policy is in other than a Standard Policy Class or if the Policy is issued in connection with a pension plan, only the Fixed Paid-Up Insurance Option is available."

is substituted for the Choice of Lapse Option provision.

"FIXED EXTENDED TERM INSURANCE OPTION
(Available only if the Policy is in a Standard Policy Class and is not issued in connection with a pension plan.) Fixed Extended Term Insurance is life insurance for a level amount for a limited term with no premiums due. It has Cash Values, but no Loan Value. The amount of Fixed Extended Term Insurance is payable only if the Insured dies prior to the end of the term.

Fixed Extended Term Insurance will be provided by using the Net Cash Value of the Policy less the amount of each partial surrender and partial withdrawal made during the grace period of the premium in default as a net single premium at the age of the Insured on the due date of the premium in default. The amount of Fixed Extended Term Insurance will equal the Death Benefit of the Policy on the due date of the premium in default."

is substituted for the Fixed Extended Term Insurance Option provision.
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VARIABLE PAID-UP OPTION

"Variable Paid-Up Insurance is available:

 .  If the Company consents to your choice of the Variable Paid-Up Insurance
   Option; and

 .  If the Policy is in a Standard Policy Class; and

 .  If the initial amount of Variable Paid-Up Insurance is at least $5,000.

If the Company has consented to your choice of this Option and the Initial Amount of Variable Paid-Up Insurance is less than $5,000, Fixed Paid-Up Insurance will be provided."

is substituted for

VARIABLE PAID-UP INSURANCE OPTION

"Variable Paid-Up Insurance is available:

 .  If the Policy is in a Standard Policy Class; and

 .  If the Initial Amount of Variable Paid-Up Insurance is at least $5,000.

If you choose this Option and the Initial Amount of Variable Paid-Up Insurance is less than $5,000, Fixed Paid-Up Insurance will be provided."



New England Life Insurance Company
501 Boylston Street, Boston, Massachusetts



/s/ Robert A. Shafto    /s/ Daniel D. Jordan
President               Secretary